Exhibit 99.2

For Immediate Release Trading symbol: NYSE, TSX — GLG	October 24, 2006

COURT DISMISSES ROBERT MCEWEN APPLICATION CONCERNING GLAMIS ARRANGEMENT WITH GOLDCORP
October 24, 2006 — Reno, Nevada — Glamis Gold Ltd. (“Glamis”) (NYSE, TSX: GLG), announced today that the Ontario Superior Court of Justice has issued a decision dismissing the application of Robert R. McEwen in which McEwen was seeking among other things, to have the Ontario Court order Goldcorp to call a meeting of Goldcorp shareholders to approve the transaction between Goldcorp and Glamis.
Goldcorp has previously stated that it believed that there is no basis for the application and that the application was without legal merit. Due to the application’s potential effect on the completion of the transaction, Glamis sought and received intervenor status in the court proceedings in order to represent its interests and those of its shareholders in the transaction with Goldcorp.
The Glamis shareholders’ meeting to approve the transaction with Goldcorp will be held on October 26, 2006 at 9:30 a.m. (PDT) at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia. An update on the timetable for closing is expected by the end of October.
Glamis Gold Ltd. is a premier intermediate gold producer with low cost mines and development projects in Nevada, Mexico and Central America. Plans call for growth to over 700,000 ounces of gold by 2007. The Company remains 100 percent unhedged. For more information about Glamis and its operations, visit the Company on the Internet at www.glamis.com.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-

looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein.

Contact:	Jeff Wilhoit — Director, Investor Relations Glamis Gold Ltd. 5190 Neil Road, Suite 310 Reno, Nevada 89502 (775) 827-4600 Ext. 3104 jeffw@glamis.com
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